As filed with the Securities and Exchange Commission on January 12, 1995

                                                  Registration No. 33-


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM S-3
                           REGISTRATION STATEMENT
                                    Under
                         THE SECURITIES ACT OF 1933


                               WORLDCORP, INC.
           (Exact name of registrant as specified in its charter)

                Delaware                           94-3040585
     (State or other jurisdiction of            (I.R.S. Employer
     incorporation or organization)             Identification No.)


                           13373 Park Center Road
                                  Suite 490
                          Herndon, Virginia  22071
                               (703) 834-9200
          (Name, address, including ZIP code, and telephone number,
           including area code, of registrant's principal executive offices)

                           T. Coleman Andrews, III
                    Chief Executive Officer and President
                               WorldCorp, Inc.
                      13873 Park Center Road, Suite 490
                           Herndon, Virginia 22071
                               (703) 834-9200
             (Address, including ZIP code, and telephone number,
                 including area code, of agent for service)

                                 Copies to:

                             ANDREW M. PAALBORG
                     Vice President and General Counsel
                               WORLDCORP, INC.
                      13873 Park Center Road, Suite 490
                          Herndon, Virginia  22071
                               (703) 834-9200

          Approximate date of commencement of proposed sale to public:
     From time to time after the effective date of this Registration
     Statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,
     please check the following box.     ( )

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend and interest reinvestment plans, check the following box. (X)

                           CALCULATION OF REGISTRATION FEE
______________________________________________________________________________
                                                  Proposed
                                                  Maximum
  Title of          Amount         Offering       Aggregate       Amount of
Securities to       to be          Price Per      Offering      Registration
be Registered       Registered     Share (1)      Price (1)         Fee

Common Stock, par
value $1.00 . . .   663,679        $7.50         $4,977,593       $1,717
______________________________________________________________________________

     (1) Estimated in accordance with Rule 457 solely for the purpose of determining the registration fee.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                                  WORLDCORP


                                 PROSPECTUS



              663,679 Shares of Common Stock ($1.00 par value)

         This Prospectus relates to (i) 302,278 shares (the "Founders Shares") of common stock, par value $1.00 per share (the "Common Stock"), of WorldCorp, Inc. ("WorldCorp" and, together with its subsidiaries, the "Company"), issued to William F. Gorog and Jonathan M. Gorog (together, the "Gorogs"), Henry R. Nichols, William N. Melton and John Porter (collectively, the "US Order Founders"), the founders of US Order, Inc. ("US Order"), in connection with WorldCorp's exercise of its option, pursuant to the terms of a Stock Restriction Agreement dated as of September 14, 1990, among WorldCorp and the US Order Founders, as amended (the "Stock Restriction Agreement"), to purchase 4,757,679 shares of the common stock of US Order, par value $.001 per share, owned by the US Order Founders, and (ii) 361,401 shares (the "Pledged Shares") of Common Stock offered for the account of Scott & Stringfellow, Inc. (the "Pledge Holder"), the pledgee of the Pledged Shares under a loan to the WorldCorp Employee Savings and Stock Ownership Plan (the "ESSOP"), which shares may also be sold by a subsequent pledgee. The Founders Shares and the Pledged Shares are referred to herein collectively as the "Shares." Each of the US Order Founders and the Pledge Holder (including subsequent pledgees) are referred to herein individually as a "Selling Shareholder" and collectively as the "Selling Shareholders." Pursuant to the terms of the Stock Restriction Agreement, WorldCorp is required to register the Founders Shares once it receives a written request from William F. Gorog that WorldCorp effect a registration of the Founders Shares on Form S-3. WorldCorp received such written request from Mr. William F. Gorog on January 2, 1995.

         The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The ESSOP will receive any proceeds received by the Pledge Holder from the sale of the Pledged Shares offered hereby in excess of the loan amount. The Shares are being offered for sale by the Selling Shareholders, and may be offered and sold in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Pledged Shares only become available for sale by the Pledge Holder (or a subsequent pledgee) pursuant to this registration statement upon an event of default under the margin loan agreement. See "Pledge Holder." The Company believes that if the Pledge Holder were to foreclose its security interest in the Pledged Shares, it would sell the Pledged Shares, from time to time, either through a standard underwriting arrangement, or in transactions involving broker-dealers who might act as agent and/or acquire Pledged Shares as principal. See "Selling Shareholders" and "Plan of Distribution."


                SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR A

               DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE
                         INVESTORS SHOULD CONSIDER.



           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Common Stock is listed on the New York Stock Exchange (Symbol: WOA), on which the last reported sales price on January 11, 1995 was $7.50 per share.

             The date of this Prospectus is January 12, 1995.


                            AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company and its predecessor, World Airways, can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and reports, proxy statements and other information concerning the Company can be inspected at the NYSE at 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference into this Prospectus:

               (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 1-5351)(the "1993 Form 10-K");

               (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 (File No. 1-5351);

               (iii) the Company's Current Report on Form 8-K dated February 28, 1994;

               (iv) the Company's Proxy Statement dated April 18, 1994 in connection the Company's Annual Meeting of Shareholders held on May 20, 1994 and the Company's Proxy Statement dated July 18, 1994 in connection with the Special Meeting of Shareholders held on August 19, 1994; and

               (v) the description of the Company's Common Stock in the Registration Statement on Form 8-B filed June 9, 1987 under
     Section 12 of the Exchange Act, including any amendment or report for the purpose of updating that description (File No. 1-9591).

         All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a) and (c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which is also incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Upon written or oral request, the Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered a copy of such documents referred to above which have been incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information incorporated by reference in this Prospectus). Requests for information should be directed to Andrew M. Paalborg, Vice President and General Counsel, WorldCorp, Inc., 13873 Park Center Road, Suite 490, Herndon, Virginia 22071 (telephone (703) 834-9200).

                                 THE COMPANY

         WorldCorp, a Delaware corporation, was organized in March 1987 to serve as the holding company for World Airways, Inc. a Delaware corporation ("World Airways" or "World"), which was organized in March 1948 and is the predecessor to the Company. WorldCorp currently owns majority positions in companies that operate in two distinct business areas: air transportation (through World Airways) and interactive products and services (through US Order). WorldCorp's air transportation subsidiary, World Airways, is a leading worldwide provider of air transportation for commercial and government customers. US Order is an interactive products and services company that has four lines of businesses: 1) smart telephones (such as ScanFoneTM, PhonePlusTM and future generations of smart telephones); 2) smart banking services (customer service, telemarketing, distribution); 3) smart applications (interactive content for smart telephones, including: shopping, directory assistance, E-mail, sports scores, news updates, etc.); and 4) smart solutions customized for the cable and telecommunications industries. See "The Company--Interactive Products and Services."

         Pursuant to the Stock Purchase Agreement dated October 30, 1993, on February 28, 1994, WorldCorp sold 24.9% of its ownership in World Airways to MHS Berhad, a Malaysian aviation company ("MHS"). In December 1993, US Order completed a $12 million private equity placement. On August 1, 1994, US Order sold its electronic banking and bill payment operations to Visa International Services Association, Inc. ("Visa"). WorldCorp increased its ownership percentage of US Order to 89% on January 2, 1995 when WorldCorp exercised its option to purchase 4,757,679 shares of US Order common stock owned by the US Order Founders. The principal executive offices of WorldCorp are located at 13873 Park Center Road, Suite 490, Herndon, Virginia 22071. WorldCorp's telephone number is (703) 834-9200.

     AIRLINE OPERATIONS

         World Airways is a contract air carrier that generally charges customers based on a block hour basis rather than a per seat or per pound basis. A "block hour" is defined as the elapsed time computed from the moment the aircraft moves at its point of origin to the time it comes to rest at its destination. Fluctuations in flight revenues are not necessarily indicative of true growth because of shifts in the mix between full service contracts and basic contracts. Under the terms of full service contracts, World Airways is responsible for all costs associated with operating these contracts and receives a higher rate per hour. Under the terms of basic contracts, World Airways provides only certain services associated with the contract including aircraft, crews, insurance, and maintenance ("Basic Contracts"). World Airways typically charges a lower rate per hour for Basic Contracts since the customer is responsible for other operating costs. For this reason, it is important to measure pure growth through block hours flown rather than actual revenues earned. Typically, U.S. military contracts are full service contracts where the rate paid is set annually and consists of all flying costs, including fuel and ground handling of the aircraft and cargo. World Airways is 24.9% owned by MHS. MHS purchased its interest in World Airways in February, 1994 for $27 million. World operates in four core markets: wet lease, cargo, passenger charter and military. World plans to provide limited-frequency international scheduled service from New York, New York to Tel Aviv, Israel, sometime during the summer of 1995.

         In World Airways' wet lease market, World leases both its aircraft and crews, principally to foreign airlines, such as Malaysian Airline System Berhad ("MAS"), Virgin Atlantic and Cathay Pacific. In its cargo market, World leases its DC10-30 and MD-11 aircraft in both all freighter and convertible freighter configurations. A convertible freighter is an aircraft that can be rapidly converted into either freight or passenger configurations. World Airways currently flies cargo for MAS and Asiana Airlines. World Airways flies passengers on a charter basis, typically in the second and third quarters of each year. During this period, World transports pilgrims for MAS and Garuda from Southeast Asia to Saudi Arabia for the annual Hadj pilgrimage and flies vacation passengers from Europe to the United States and back. World Airways has had a contract with the Air Mobility Command ("AMC") since 1956 to fly passengers and cargo.

         Airline operations accounted for 100% of the Company's operating revenue and operating income in 1986 through 1991. In 1992 through 1994, revenue from other business areas represented less than 1% of the Company's total operating revenues. The principal service provided within this industry is the worldwide air transportation of passengers and cargo for individual passengers, and commercial and government customers. World Airways currently operates eight wide-body MD-11 and DC10-30 aircraft in long-range international markets.

     INTERACTIVE PRODUCTS AND SERVICES

         US ORDER'S CAPITALIZATION

         WorldCorp owns 89% of the outstanding voting securities of US Order. Knight-Ridder, Inc., Visa and other accredited investors are equity investors in US Order. WorldCorp also holds 4,300 shares (100%) of US Order's redeemable, nonvoting preferred stock, which earns quarterly dividends at a rate of 7.5% and is subject to mandatory redemption on March 30, 1998.

         VISA TRANSACTION

         On August 3, 1994, Visa acquired the electronic banking and bill payment operations of US Order. Using the operations acquired from US Order, Visa created a new subsidiary, Visa Interactive, Inc. ("Visa Interactive"), to enter the market for electronic banking and bill payment. Under the terms of the Visa transaction, Visa made a $15 million cash payment to US Order at closing and will make royalty payments to US Order through the year 2000 based on the number of Visa customers who use US Order's technology for electronic banking and bill payment. As of its last public announcement on September 30, 1994, Visa Interactive has signed up over 30 financial institutions for which it will provide bill pay services.

         Visa is the largest consumer payment system in the world, with over 19,000 member banks and more than 340 million cards issued worldwide. Visa also operates the leading global ATM network with more than 175,000 ATM's in 76 countries.

         Consumers, billers and their banks each derive substantial benefits from the Visa Interactive and US Order supplied services. Consumers obtain faster, more convenient, and lower cost remote banking service from their local financial institutions. Billers enjoy faster and lower cost ways both to send out bills and receive payments on those bills. Visa member banks earn new revenues from personalized and distinctive electronic service offerings, see lower costs by reducing the number of paper checks they have to process, and strengthen their relationships with their deposit and commercial customers. US Order believes that these factors, combined with Visa's technical sophistication and marketing and membership strength, should enable Visa to establish standards for electronic banking and bill payment and to build a scale business in a short period of time. This, in turn, should positively affect the size of the royalty stream to US Order from Visa. See, however, "Investment Considerations -- Interactive Products and Services".

         US Order's strategy is to build, deliver and manage a profitable portfolio of products and services which maximize the potential value of the Visa royalty stream and which can become a sustainable, defensible and profitable business over the longrun without the support of Visa. US Order's business is organized around four complementary product lines: smart phones (hardware such as PhonePlus and future generations of smart phones); smart services for Visa member banks (customer service, telemarketing, distribution) which services can be offered to other industries; smart applications (news updates, shopping, directory assistance, E-mail, sports scores, etc.); and smart solutions customized for the cable and telecommunications industries.

                      CERTAIN INVESTMENT CONSIDERATIONS

         Prospective investors should carefully consider the following matters, together with the other information contained or incorporated by reference in this Prospectus, in evaluating the Company and its business before making an investment decision.

     SUBSTANTIAL FINANCIAL LEVERAGE AND COMMITMENTS; STOCKHOLDERS' DEFICIT

         The Company is highly leveraged primarily due to losses sustained by World Airways' scheduled operations between 1979 and 1986, the debt restructuring in 1984 and 1987 and the losses the Company incurred in 1990, 1992 and 1993. The losses are reflected in the Company's retained common stockholders' deficiency, which was $83.8 million at September 30, 1994. At September 30, 1994, the Company had total long-term indebtedness of approximately $109.8 million with current maturities of $17 million, and $3.8 million of indebtedness under a revolving line of credit. World Airways was not in compliance with its debt covenants under the revolving line of credit at the end of the third quarter but has obtained a waiver of these covenants from the financial institution. World Airways will not meet these required covenants in the fourth quarter of 1994, and will seek waivers. No assurances can be given, however, that the company will obtain the required waivers. In addition, the Company has substantial long-term lease obligations. For a discussion of such lease obligations, see the information set forth under the heading "Operating Leases" in Note 10 of the Company's Notes to Consolidated Financial Statement in the 1993 Form 10-K and under the heading "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources" in the Company's Quarterly Report on 10-Q for the quarter ended September 30, 1994. At September 30, 1994, the Company's working capital (current assets less current liabilities) was a negative $18.4 million and the Company's current ratio (the ratio of current assets to current liabilities) was less than one.

         In October 1992 and January 1993, World Airways signed a series of agreements to lease seven new McDonnell Douglas MD-11 aircraft for initial lease terms of two to five years. World Airways has made $6.7 million of capital expenditures and cash deposits for MD-11 integration in 1994. World Airways estimates that its required capital expenditures for MD-11 integration will be approximately $9.8 million in 1995. While World Airways is seeking financing for the purchase of such additional spare parts relating to the new MD-11 aircraft, no assurances can be given that the Company will obtain the necessary financing.

         The Company's current financial leverage requires a substantial interest expense for each year. The Company's operating expenses (which include interest expense) have historically been satisfied from operating cash flow, secured borrowings, and other financings from banks and other lenders.

         All of the Company's funds are generated by the Company's subsidiaries or through periodic sales by the Company of a portion of its stock ownership in such subsidiaries. The ability of the Company and its subsidiaries to pay principal and interest on their respective short and long-term obligations is substantially dependent upon the payment to the Company of dividends, interest or other charges by its subsidiaries, upon funds generated by the operations of the subsidiaries, or from revenue from sales of stock of its subsidiaries.

         The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired; (ii) the Company's degree of leverage and related debt service obligations, as well as its obligations under operating leases for aircraft, may make it more vulnerable than some of its competitors in a prolonged economic downturn; and (iii) the Company's financial position may restrict its ability to exploit new business opportunities and limit its flexibility in responding to changing business conditions. The Company's competitive position could also be affected by the fact that it may be more highly leveraged than some of its competitors.

     AIRLINE INVESTMENT CONSIDERATIONS

         DEPENDENCE UPON MATERIAL CONTRACTS

         The Company's business relies heavily on World Airways' contracts with the Air Mobility Command ("AMC"), Malaysia Airlines System Berhad ("MAS") and P.T. Garuda Indonesia ("Garuda"), which provided approximately 24%, 17% and 21%, respectively, of the Company's consolidated revenues in 1993 and 19%, 16% and 16%, respectively, of total block hours. During the first nine months of 1994, the AMC, MAS and Garuda contracts provided 19%, 11%, and 31%, respectively, of consolidated revenues, and 15%, 10%, and 25%, respectively, of total block hours. The loss of any of these contracts or a substantial reduction in business from any of these sources, if not replaced, would have a material adverse effect on WorldCorp's revenues and financial condition. AMC has awarded contracts to World Airways since 1956, and World Airways has provided service to MAS since 1981, primarily transporting passengers for the annual Hadj pilgrimage (the "MAS Hadj Contract"). World Airways' current annual contract with AMC will expire in September 1995. World Airways cannot determine how any future cuts in military spending may affect future operations with AMC. The MAS Hadj Contract extends through 1996. World Airways has also transported Hadj passengers for Garuda since 1988 (the "Garuda Hadj contract"). The Garuda Hadj contract is awarded on an annual basis. In 1994, World Airways supplied six of its aircraft to Garuda for its 1994 Hadj operations. World Airways currently anticipates providing at least four aircraft to Garuda for the 1995 Hadj. It anticipates its aggregate Hadj flying for 1995 will equal 1994 levels.

         MHS Berhad ("MHS"), which is a substantial minority shareholder of World Airways, currently intends to acquire an equity ownership interest of up to 32% of MAS in 1995. Due to the strengthening of the MHS/MAS relationship, World Airways agreed to provide aircraft to MAS under long-term contracts.
     World Airways' dependence on its business with MAS increased beginning in Fall, 1994, with the signing of several new contracts with MAS. The loss of any of these contracts or a substantial reduction in business from MAS, if not replaced, would have a material adverse effect on WorldCorp's revenues and financial condition.

         The Company is subject to the risk that a customer which has contracted with the Company will cancel or default on its contract or contracts and the Company will be unable to obtain other business to cover the resulting loss of revenues. If the size of the contract or contracts is significant enough, any such default or cancellation could have a material adverse effect on the Company.

         EFFECTS OF SEASONALITY OF BUSINESS ON THE COMPANY

         The Company's air carrier business is significantly affected by seasonal factors. Typically, the Company experiences lower levels of utilization during the first quarter as demand for passenger and cargo services are lower relative to other times of the year. The Company generally experiences higher levels of utilization in the second quarter due to demand for commercial passenger service including the annual Hadj pilgrimage. Fourth quarter utilization generally depends upon the overall world economic climate and global trade patterns. For example, World Airways experienced soft market demand and weak yields in worldwide cargo and passenger markets in the first and third quarters of 1993 and 1994. See Note 19 of the Company's Notes to Consolidated Financial Statements in the 1993 Form 10-K.

         DEPENDENCE UPON AIR CARRIER BUSINESS

         World Airways operates in a very challenging business environment. The combination of a generally weak economy since 1991, reduced military spending, and the generally depressed state of the airline industry and the economy has adversely affected the Company's operating performance. World Airways has been adversely impacted by the industry-wide trend toward declining yields. Airline operations accounted for 100% of the Company's operating revenue and operating income in 1986 through 1991. In 1992 through 1994, revenue from other business areas represented less than 1% of the Company's total operating revenues.

         AIRLINE COMPETITION

         The airline industry is highly competitive and susceptible to price discounting. The Company generally competes on the basis of price, quality of service and convenience. Many of the airlines against which the Company competes possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to the Company. Many of World Airways' competitors (both scheduled and non-scheduled air carriers) compete for customers in a variety of ways, including wholesaling to tour operators, discounting seats on scheduled flights, promoting to travel agents, prepackaging tours for sale to retail customers and selling discounted, excursion airfare-only products to the public. During periods of dramatic fare cuts by World's competitors, World may be forced to respond with reduced fares, which could have a material adverse effect on World's operating results.

         World Airways competes directly against charter airlines, some of which are larger than it, and certain of which are affiliates of major scheduled airlines or tour operators. As a result, in addition to greater access to financial resources, these charter airlines may have greater distribution capabilities, including exclusive or preferential relationships with affiliates which are tour operators.

         Under bilateral air services agreements between the United States and many foreign countries, traffic rights in those countries are available to only a limited number, and in some cases only one or two, U.S. carriers and are subject to approval by the applicable foreign regulators. Consequently, World Airways' ability to provide service in some foreign markets in the future may depend in part on the willingness of the Department of Transportation (the "DOT") to allocate limited traffic rights to World Airways rather than to competing U.S. airlines, including major scheduled carriers capable of carrying greater passenger traffic, and the approval of the applicable foreign regulators. While World Airways generally has been able to obtain traffic rights where it has sought them in the past, there can be no assurance that it will be able to do so in the future.

         There are relatively few barriers to entry into the airline business, apart from the need for certain government licenses and the need for and availability of financing, particularly for those seeking to operate on a small scale with limited infrastructure and other support systems. As a result, World Airways may face increased competition from start-up airlines in selected markets from time to time. The commencement of service by new carriers on World's routes could negatively impact World's operating results.

         FUEL COSTS

         The cost of fuel is a major operating expense for all airlines, including World Airways. However, because World's MD-11 fleet is relatively new, the Company's aircraft tend to be more fuel efficient than older aircraft. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. World's price for fuel varies directly with market conditions, and it has no guaranteed long-term sources of supply.

         The Company's current fuel purchasing policy consists of the purchase of fuel within seven days in advance of all flights based on current prices set by individual airports. In addition, the Company receives certain volume discounts. The Company purchases no fuel under long-term contracts nor does the Company enter into futures or fuel swap contracts. The Company manages fuel price risk by making the Company's customers responsible in all of the Company's contracts for potential fuel price fluctuations in excess of five percent. World Airways' ability to pass on increased fuel costs through fare increases may be limited, however, by economic and competitive conditions, and the inability to pass through such increased costs could have a material adverse effect on operating results or result in a reduction in the Company's services or both. Similarly, a reduction in the availability of fuel could have a material adverse effect on the Company.

         Although the Company has in the past successfully hedged fuel prices, it does not regularly enter into hedging arrangements at the present. There can be no assurances that if the Company elects to hedge fuel prices in the future, through the purchase of fuel futures or options or otherwise, it will be able to do so successfully. In addition, while the Company currently passes on to the military the cost of jet fuel pursuant to its AMC charter arrangement, there can be no assurances that such arrangement will not change.

         GOVERNMENT REGULATION

         The Company is subject to government regulation and control under United States laws and the laws of the various countries which it serves. It is also governed by bilateral air services agreements between the United States and the countries to which the Company provides airlines service.

         The Company is subject to regulation under various provisions of the Federal Aviation Act of 1958, as amended (the "Aviation Act"), which is administered by the FAA and the DOT. The FAA and the DOT have the power to bring proceedings to enforce certain laws and regulations under the Aviation Act. The Company is subject to continuing regulation and inspection by the FAA regarding its flight operations, maintenance program and operations personnel, flight training and retraining programs, security program, ground facilities, dispatch, communications, equipment, carriage of hazardous materials and other matters affecting air safety. In addition, the FAA mandates certain recordkeeping procedures, conducts regular compliance examinations of the Company and has the authority under the Noise Control Act of 1982 to monitor and regulate aircraft engine noise. The Company is subject to continuing regulations by the DOT regarding the air transportation services provided by the Company. The DOT has jurisdiction to enforce statutory limitations on foreign control of U.S. airlines, to prevent unfair methods of competition and deceptive practices, to prohibit certain pricing practices, to inspect a carrier's properties and records, to mandate certain recordkeeping practices and conditions of carriage, to approve or disapprove certain relationships between carriers, to protect consumers and other economic regulatory matters. The Company believes that it is in compliance with all requirements necessary to maintain in good standing its air carrier Operating Certificate issued by the FAA and its operating authority granted by the DOT. A modification, suspension or revocation of any of the Company's FAA or DOT authorizations could have a material adverse effect upon the Company.

         In addition, the Company is subject to the jurisdiction of other governmental entities, including (i) the Federal Communications Commission (the "FCC") regarding its use of radio facilities, (ii) the Commerce Department, the Customs Service, the Immigration and Naturalization Service and the Animal and Plant Health Inspection Service of the Department of Agriculture regarding the Company's international operations, (iii) the Environmental Protection Agency regarding compliance with standards for aircraft exhaust emissions, (iv) the Department of Justice regarding certain merger and acquisition transactions and
     (v) the National Mediation Board concerning certain aspects of labor relations. The Company is also subject to state and local laws and regulations at locations where it operates and the regulations of various local authorities which operate the airports it serves. While the Company believes it is currently in compliance with all appropriate standards and has all required licenses and authorities, any material non-compliance by the Company therewith or the revocation or suspension of licenses or authorities could have a material adverse effect on the Company.

         The Company owns no aircraft maintenance facilities, and uses small amounts of materials which are regulated as hazardous under federal, state and local laws. Accordingly, the Company does not expect that the costs associated with compliance with such laws will have a material adverse effect on the Company.

         The Company cannot predict what laws and regulations will be adopted or what changes to international and transportation treaties will be effected, if any, or how they will affect World Airways.

         EMPLOYEE RELATIONS

         Cockpit Crewmembers. On August 15, 1994 World Airways and the International Brotherhood of Teamsters ("Teamsters") executed a four-year agreement on behalf of the World Airways' cockpit crewmembers, which was ratified on September 9, 1994. This contract becomes amendable June 30, 1998. The agreement met the Company's two objectives of (i) establishing workplace stability for a reasonably long term; and (ii) establishing wage and benefit levels which make it possible for the Company to achieve a competitive structure.

         Flight Attendants. On July 16, 1987, World Airways and the Teamsters executed a five-year agreement on behalf of the World Airways' flight attendants, which was ratified on August 5, 1987. This contract also became subject to renegotiation on July 1, 1992. The parties exchanged their opening proposals in 1992 and have had numerous contract negotiation sessions. In December 1994, the Company and the Teamsters jointly requested the assistance of a federal mediator to facilitate negotiations. Mediated sessions could begin as early as January 1995.

         Dispatchers. World Airways' aircraft dispatchers are represented by the Transport Workers Union ("TWU"). This contract became subject to renegotiation on June 30, 1993. The TWU negotiating committee presented its opening proposals in the summer of 1993, and the World Airways' negotiating committee responded with an opening proposal in the fall of 1994. As a consequence, negotiations are in their early stages. Less than a dozen World Airways employees are covered by this collective bargaining agreement.

         The outcome of the negotiations with flight attendants and dispatchers cannot be determined at this time and therefore there can be no assurance that the result of the negotiations will not have a material adverse effect on the Company.

     INTERACTIVE PRODUCTS AND SERVICES INVESTMENT CONSIDERATIONS

         RISKS ARISING FROM INVESTMENT IN A DEVELOPMENTAL STAGE
         COMPANY; COMPETITION

         US Order introduced its first commercial product in 1991 and, accordingly, has a limited operating history. The most smart telephone subscribers US Order has had at any one time since 1990 has been 10,500, and US Order has earned limited revenue from these customers. US Order generates revenue through the sale of its interactive products and services. Additional sources of revenue are expected to come from the Visa royalty stream. To date, US Order has generated limited revenues through the sale of its products and services and there can be no assurance as to what level of royalties US Order will receive from Visa.

         US Order may experience fluctuations in quarterly operating results due to the size and timing of customer orders, changes in US Order's pricing policies or those of its competitors, new product introductions or enhancements by competitors, delays in the introduction of products or product enhancements by US Order or by US Order's competitors, customer order deferrals in anticipation of upgrades and new products, market acceptance of new products, the timing and nature of sales and marketing expenses, other changes in operating expenses, personnel changes, and general economic conditions.

         US Order's interactive products and services are in the early stages of marketing and development and are therefore subject to the risks inherent in the marketing and development of new products. These risks include: (1) the absence of any assurances that the US Order smart telephones will be commercially successful; (2) the risk that a future competitor may develop a more effective technology for interactive transaction processing;
     (3) the risk that financial institutions will not require remote banking facilities management services; (4) the risk that US Order will encounter technical, engineering or design problems developing and delivering new smart telephone applications and custom transaction processing technology solutions to customers, and (5) the risk that market demand for these products and services does not emerge.

         The market for US Order's products and services is relatively new and is characterized by rapid technological change, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. The introduction of products and services embodying new technologies and the emergence of new industry standards could render US Order's existing products and services and those currently under development obsolete and unmarketable. There can be no assurance that US Order will be successful in the future in developing products or services to meet new end-user requirements or industry standards, or that such new end-user requirements or industry standards will not obviate the need for US Order's products and services.

         In addition, the interactive products and services industry is intensely competitive. US Order experiences direct competition from manufacturers of smart telephones and from high technology companies which develop software solutions and applications for interactive transaction processing and remote banking facilities management services. Many of these competitors and potential competitors have significantly greater financial, technical, sales and marketing name recognition and other resources than US Order, such as Phillips, Sony, Northern Telecom and AT & T.

         UNCERTAINTY OF THE VISA ROYALTY STREAM TO US ORDER; DEPENDENCE
         ON VISA

         US Order sold its electronic banking and bill payment division to Visa on August 1, 1994, for $15 million in cash and a 72 month royalty stream commencing January 1, 1995 and ending December 31, 2000 (the "Royalty Period"). The royalty amount is based on the number of active retail bill pay accounts that use the electronic banking and bill payment technology sold by US Order to Visa on August 1, 1994 (the "Visa Bill-Pay System") during the Royalty Period.

         Any royalties to US Order are calculated and paid by Visa quarterly during the Royalty Period. Because the royalties to US Order are contingent upon the number of accounts that use the Visa Bill-Pay System during the Royalty Period, the Company cannot provide any assurances of the level of royalties that will be payable by Visa to US Order. US Order's liquidity and capital requirements, as well as its ability to achieve its strategic objectives depend, in large part, on the size of the royalty stream from Visa. Therefore, any material variances between actual royalties received by US Order during the Royalty Period and internal US Order royalty projections, may have a material adverse effect upon US Order's future prospects, assets, financial condition and liquidity.

         In addition, under the terms of its agreement with Visa, Visa is not obligated to pay to US Order royalties for active retail bill-pay accounts that utilize electronic banking and bill payment technology independently developed by Visa. If Visa independently develops its own electronic banking and bill payment technology which does not use US Order's technology, this could have a material, adverse effect on the amount of royalties payable by Visa to US Order.

         As a condition of Visa's acquisition of the Visa Bill Pay System from US Order, US Order has agreed to work exclusively with Visa in certain areas and to refrain from certain activities that are in competition with Visa and its members. These covenants may increase US Order's reliance upon Visa.

         DEPENDENCE ON PROPRIETARY TECHNOLOGY

         US Order's success is heavily dependent upon proprietary technology. Having sold its sole patent to Visa, US Order has no patents, and existing copyright laws afford only limited practical protection for US Order's software. US Order sold a significant portion of its proprietary technology to Visa, and Visa licensed back certain proprietary technology to US Order. While this license agreement gives US Order a worldwide, royalty-free license (exclusive in some cases and non-exclusive in others) to use the transaction processing software sold to Visa, this license does contain certain restrictions on the usage of the licensed technology, including certain restrictions on US Order's sublicensing of such technology. No assurances can be given as to whether any of such restrictions in the licensing agreement from Visa to US Order will adversely effect the operations or business in the future of US Order.

         In addition, the laws of some foreign countries do not protect US Order's proprietary rights to the same extent as do the laws of the United States and Canada. Accordingly, US Order relies primarily on trade secret protection and confidentiality and proprietary information agreements to protect its intellectual property. The loss of any material trade secret, trademark, trade name or copyright could have a material adverse effect on US Order. There can be no assurance that the company's efforts to protect its intellectual property rights will be successful. Despite US Order's precautions, it may be possible for unauthorized third parties to copy certain portions of US Order's products and services or to obtain and use information that the company regards as proprietary. Although the company does not believe that its products and services infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against US Order in the future or that any such assertion will not result in costly litigation or require the company to obtain a license to intellectual property rights of such parties. In addition, there can be no assurance that such licenses will be available to the company on reasonable terms or at all.

     POSSIBLE EFFECTS OF LITIGATION AGAINST THE COMPANY

         On August 11, 1992, the Company, World Airways, and certain other commercial paper customers of Washington Bancorporation ("WBC") were served with a complaint by WBC as debtor-in-possession by and through the Committee of Unsecured Creditors of WBC (the "Committee"). The complaint arises from investment proceeds totaling $6.8 million received by the Company and World Airways from WBC in May 1990 in connection with the maturity of WBC commercial paper. The Committee seeks to recover this amount on the grounds that these payments constituted voidable preferences and/or fraudulent conveyances under the Federal Bankruptcy Code and under applicable state law. On June 9, 1993, the Company filed a motion to dismiss the litigation and intends to vigorously contest the claim. No assurances can be given, however, of the eventual outcome of this litigation.

         In August 1991, US Order received a letter from a third party bringing to US Order's attention a patent issued to such third party entitled Home Merchandise Ordering Telecommunications Terminal, which such third party subsequently claimed was infringed by US Order. In US Order's patent counsel's opinion, there is no infringement, and US Order advised such third party that US Order's technology did not infringe any claims of such patent. Nonetheless, there can be no assurance that such third party will drop its claim of infringement or that US Order would prevail in any proceeding in relation thereto.

         In July 1994, US Order received a letter from a third party bringing to US Order's attention a patent issued to such third party entitled Method and Apparatus for Decoding and Processing the Informational Content of Multi-Frequency Signals. No claim of infringement has been asserted. In US Order's patent counsel's opinion there is no infringement. Nonetheless, there can be no assurance that such third party will not file a claim of infringement or that US Order would prevail in any proceeding in relation thereto.

         The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these other matters will not have a material adverse effect on the Company's consolidated financial position.

     SHARES AVAILABLE FOR FUTURE SALE; SALES BY SELLING SHAREHOLDERS

         As of December 31, 1994, there were 15,429,114 shares of Common Stock of the Company outstanding. As of that date, there were an additional 2,863,987 warrants and options outstanding, principally to management of the Company, exercisable for up to 2,866,903 shares (subject to antidilution adjustments) of Common Stock, of which 2,079,682 warrants and options had vested, at a weighted average exercise price of $5.70 per share.

         In August 1994, the Compensation Committee granted 800,000 options to T. Coleman Andrews, III, the Company's Chief Executive Officer, and 250,000 options to Mr. William F. Gorog, the Company's Chairman (these options being hereinafter referred to
     collectively as the "Executive Options").   The Executive Options
     become exercisable by Messrs. Andrews and Gorog under a schedule that is largely dependent on increases in the stock price of the Company. The Executive Options may become exercisable only so long as Messrs. Andrews and Gorog are employed as the Chief Executive Officer and the Chairman of the Board, respectively, of the Company. As of January 11, 1995, 400,000 of Mr. Andrews' options and 150,000 of Mr. William Gorog's options were vested.

         A total of approximately 5,877,034 shares of Common Stock would be issued if all of the outstanding 7% Convertible
     Debentures (as hereinafter defined) were converted.

         No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, including sales available under this Prospectus or the availability of shares for future sale (including shares issuable upon the exercise of warrants and options), will have on the market price of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that such sales may occur, could adversely effect prevailing market prices for the Common Stock. See "Plan of Distribution" and "Selling Shareholders."

                               USE OF PROCEEDS

         The Company will not receive any proceeds resulting from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders." The ESSOP will receive any proceeds received by the Pledge Holder from the sale of the Pledged Shares offered hereby in excess of the loan amount. See "Pledge Holder."

                            SELLING SHAREHOLDERS

         The Selling Shareholders identified in the table below hold the following relationships with the Company. Since 1989, William
     F. Gorog has been a director of WorldCorp. On May 12, 1993 he was named Chairman of the Board of WorldCorp. He has been Chairman of the Board and Chief Executive Officer of US Order since its inception in May 1990. Jonathan M. Gorog was Senior Vice President of US Order from May 1990 through November, 1993, and he has been a director of US Order since May 1990.

         The shares registered for sale by Scott & Stringfellow, Inc. may also be sold by other pledgees, if any, who may receive a security interest in such shares of Common Stock if the loan is refinanced again. If such event occurs, this Prospectus will be supplemented prior to such sale to include the name of the subsequent pledge holder.

         The following table sets forth the names of the Selling
     Shareholders who are offering the Shares in this offering and the number of shares of Common Stock being offered in this offering by each such Selling Shareholder.

     Name of Selling     Prior to         Shares            After
       Shareholder      Offering(1)(2)    Offered(3)    Offering(1)(2)(3)

                       Shares    Percent              Shares    Percent

   William F. Gorog   733,223(4)  4.7%    180,822     552,401     3.5%

   Jonathan M. Gorog   58,987(5)   *       58,987           0        *

   Henry R. Nichols    26,549(6)   *       26,549           0        *

   William N. Melton   17,960(7)   *       17,960           0        *

   John Porter         17,960(8)   *       17,960           0        *

   Scott &            361,401(9)  2.3%    361,401           0        *
   Stringfellow,Inc.

     * Individual is the beneficial owner of less than one percent (1%) of the Company's outstanding Common Stock.

          1. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to all such shares.

          2. Any securities that are not issued and outstanding, but that can be acquired through the exercise of options, warrants or convertible securities, exercisable or convertible within 60 days, are deemed to be outstanding for the purposes of computing the percentage of outstanding securities owned by shareholders holding such options, warrants or convertible securities but are not deemed to be issued and outstanding for the purpose of computing the percentage of the class of securities held by any other person.

          3. Assumes the sale of the shares of Common Stock being registered herein, which a Selling Shareholder may not have any present intention of making.

          4. Includes 150,000 of the options granted August 1, 1994 to purchase 250,000 shares of Common Stock at an exercise price of $4.50 per share, 150,000 of which are immediately exercisable. Also includes: (i) 41,000 shares of Common Stock directly owned by Mr. Gorog; (ii) 180,822 shares of Common Stock issued to Mr. Gorog by the Company in partial consideration for the sale by Mr. Gorog to the Company of shares of US Order common stock owned by Mr. Gorog; and (iii) 361,401 shares of Common Stock held by the ESSOP, as to which Mr. Gorog exercises shared voting and investment power as one of the three trustees of the ESSOP. Mr. Gorog disclaims beneficial ownership of shared held by the ESSOP.

          5. Includes 58,987 shares of Common Stock issued to Mr. Jonathan Gorog by the Company in partial consideration for the sale by Mr. Gorog to the Company of shares of US Order common stock owned by Mr. Gorog.

          6. Includes 26,549 shares of Common Stock issued to Mr. Nichols by the Company in partial consideration for the sale by Mr. Nichols to the Company of shares of US Order common stock owned by Mr. Nichols.

          7. Includes 17,960 shares of Common Stock issues to Mr. Melton by the Company in partial consideration for the sale by Mr. Melton to the Company of shares of US Order common stock owned by Mr. Melton.

          8. Includes 17,960 shares of Common Stock issued to Mr. Porter by the Company in partial consideration for the sale by Mr. Porter to the Company of shares of US Order common stock owned by Mr. Porter.

          9. Includes all 361,401 of the unallocated shares in the Company's ESSOP (i.e., ESSOP shares which have not yet been allocated to the accounts of ESSOP participants) as of November 30, 1994, the date of the most recent statement available from the Plan Administrator.

                                PLEDGE HOLDER

         Effective February 2, 1989, the Company adopted the ESSOP for the benefit of eligible employees. Pursuant to the terms of a Loan and Pledge Agreement by and between the Company and the ESSOP, dated February 21, 1989, the ESSOP borrowed $3,600,000 (the "ESSOP Loan") from the Company and used such funds to purchase 900,000 shares of Common Stock during 1989. The ESSOP refinanced the ESSOP Loan using the proceeds of a new loan (the "Bank Loan") made to the ESSOP by American Security Bank, N.A. (the "Bank") pursuant to the terms of a Loan and Security Agreement, dated May 24, 1989, by and between the ESSOP and the Bank (the "Bank Loan Agreement"), which refinancing was further evidenced by a promissory note, dated May 24, 1989, in the amount of $3,650,000 issued to the Bank by the ESSOP. As a condition to the Bank Loan, the Company guaranteed the repayment of the Bank Loan pursuant to the terms of a Guaranty Agreement (the "Bank Guaranty"), dated May 24, 1989, by and between WorldCorp and the Bank.

         The Company was not in compliance with certain financial covenants set forth in the Bank Guaranty and the bank required the Company to pay in full the Bank Loan. On August 24, 1994, the Company paid to the Bank $1,740,895.02 in complete satisfaction of all obligations of the ESSOP under the Bank Loan. The ESSOP and the Company agreed that in consideration for the Company's repayment of the Bank Loan, the ESSOP will repay to the Company the amount of the Bank Loan repaid by the Company (the "Refinanced ESSOP Loan"). The ESSOP and the Company entered into a Loan and Pledge Agreement further evidenced by a promissory note (the "Refinanced ESSOP Note") dated August 24, 1994, in the amount of $1,740,895.02 issued to the Company by the ESSOP. In connection therewith, the ESSOP pledged 472,500 shares of Common Stock to the Company as collateral for the Refinanced ESSOP Loan, subject to release of shares in connection with each quarterly principal payment.

         The ESSOP refinanced its debt to the Company through a margin loan to the ESSOP by agreement dated January 10, 1995, from Scott
     & Stringfellow Investment Corp. ("S&S") (the "S&S Loan"). The S&S Loan is collateralized by the unallocated shares of Common Stock owned by the ESSOP. The S&S Loan is a non-recourse loan and as such the only assets of the ESSOP subject to the loan are the unallocated shares. Under the terms of the S&S Loan, S&S will release the Pledged Shares as they become allocated. To the extent such release of Pledged Shares violates the margin requirements of the S&S Loan, WorldCorp will provide collateral or make a contribution adequate to meet such margin requirements or cure any resulting default. The value of the Pledged Shares at any time must equal or exceed 40% of the loan amount. Failure to maintain that ratio will result in a margin call. In the event of a margin call, the ESSOP has five days to respond. Failure to respond to a margin call constitutes an event of default. Pursuant to the terms of the S&S Loan, if the Common Stock of the Company drops under $2.00 per share, the loan will be moved to a cash account and the entire margin debt must be repaid within 24 hours. WorldCorp has agreed to act as guarantor of the S&S Loan, has agreed to make loans or contributions to the ESSOP as necessary, and has agreed for the benefit of S&S to maintain the effectiveness of this and any substitute registration statement with respect to the Pledged Shares.

         Upon completion of this offering, the Pledge Holder will have pledged to it 361,401 shares of Common Stock, which constitutes 2.3% of the Company's outstanding Common Stock as of December 31, 1994. No other shares of Common Stock are owned by, or pledged as collateral to, the Pledge Holder.

                            PLAN OF DISTRIBUTION

         This offering of Shares is being made by the Selling
     Shareholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

         The Selling Shareholders have informed the Company that they may sell the Shares being offered hereby in one or more transactions effected on the NYSE or on any other national exchange upon which the Shares may be listed in the future, in the over-the-counter market, or in one or more negotiated transactions, or through a combination of such methods of sale, in each case at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The Company intends to list the Shares on the NYSE.

         If any of the Shares included in this Prospectus are sold through broker-dealers, then the Selling Shareholders and any broker-dealers or other persons who participate with them in the distribution of the securities being offered hereby may be deemed to be "underwriters" within the meaning of the Securities act, and any commissions and discounts received by such broker-dealers, and any profit on the resale of the Shares by such broker-dealers, may be deemed to be underwriting discounts and commissions under the Securities Act.

                         DESCRIPTION OF COMMON STOCK

         The Company is authorized to issue 60,000,000 shares of Common Stock, par value $1.00 per share. Holders of Common Stock are entitled to one vote for each share of Common Stock held. All outstanding shares of Common Stock are fully paid and nonassessable.

         Holders of Common Stock are entitled to received such dividends as are declared by the Board of Directors out of funds legally available therefor. The Company has never paid and does not intend to pay cash dividends in the foreseeable future on its Common Stock. In the event of liquidation, holders of the Common Stock are entitled to receive pro rata any assets distributable after payment of liabilities and the liquidation preference of any shares of any series of preferred stock then outstanding. There are no conversion, preemptive or redemption rights of the Common Stock.

         Under the terms of the Indenture dated as of August 1, 1987 between the Company and Norwest Bank of Minneapolis, N.A. (the "1987 Indenture"), pursuant to which 13 7/8% Subordinated Notes due 1997 (the "13 7/8% Subordinated Notes") were issued, the Company is generally restricted in its ability to pay dividends or make distributions on its capital stock if: (i) a default or an event of default exists under the 1987 Indenture and is continuing; or (ii) Adjusted Stockholders' Equity (as defined in the 1987 Indenture) is not a positive amount; or (iii) the aggregate amount expended for such purpose and certain other purposes since June 30, 1987 exceeds the sum of (A) 50% of the Company's Consolidated Net Income since June 30, 1987 (or if such aggregate is a loss, minus 100% of such loss), plus (B) the aggregate net proceeds from certain issuances of capital stock since June 30, 1987, plus (C) $10 million. As of September 30, 1994, Adjusted Stockholders' Equity was not a positive amount.

         In May 1992, the Company issued $65.0 million of Convertible Subordinated Debentures due 2004 (the "7% Convertible Debentures") under an Indenture dated May 15, 1992 between the Company and The First National Bank of Boston (the "1992 Indenture"). The 7% Convertible Debentures are convertible into shares of Common Stock at $11.06 per share, subject to adjustment in certain events, and bear an annual interest rate of 7%. Semiannual interest payments are due on May 15 and November 15. During the second and third quarters of 1992, the Company used $47.1 million of the proceeds from this borrowing to retire a portion of its 13 7/8% Subordinated Notes. Under the terms of the 1992 Indenture, the Company is precluded from paying dividends or making distributions on its capital stock if a default or an event of default exists under the 1992 Indenture and is continuing. The Company is not currently in default under the 1992 Indenture. The 1992 Indenture provides that distributions and dividends may in no event exceed the sum of (a) 50% of cumulative Consolidated Net Income (as defined) after December 31, 1991; (b) the aggregate net proceeds, including the fair market value of property other than cash, of certain issuances after December 31, 1991 of its capital stock; and (c) $27,800,000.

         The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the text of the Company's Certificate of Incorporation and By-Laws, the 1987 Indenture and the 1992 Indenture, copies of each of which are exhibits to the Registration Statement and are incorporated herein by reference.

                                LEGAL MATTERS

         The validity of the shares of Common Stock being offered hereby will be passed upon by Andrew M. Paalborg, Vice President and General Counsel of the Company. See "Selling Shareholders."

                                   EXPERTS

         The consolidated financial statements and consolidated financial statement schedules of WorldCorp and its subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein and elsewhere in the registration statement have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the 1993 consolidated financial statements of the Company refers to changes in the methods of accounting for postretirement benefits other than pensions and income taxes.


     No person is authorized to give any information
     or to make any representation not contained or
     incorporated by reference in this Prospectus, and
     any information or representations not contained or
     incorporated by reference herein must not be
     relied upon as having been authorized by the
     Company or the Selling Shareholders.  This
     Prospectus does not constitute an offer of any
     securities other than the registered securities to
     which it relates or an offer to any person in any
     jurisdiction where such offer would be unlawful.
     Neither the delivery of this Prospectus nor any
     sales made hereunder shall, under any                   WORLDCORP, INC.
     circumstances, create any implication that there
     has been no change in the affairs of the Company         663,679 Shares
     since the date hereof.                                   of Common Stock


         TABLE OF CONTENTS


     Available Information
     Incorporation of Certain Documents
       by Reference
     The Company
     Certain Investment Considerations                      PROSPECTUS
     Use of Proceeds
     Selling Shareholders
     Pledge Holder
     Plan of Distribution
     Description of Common Stock
     Legal Matters
     Experts
                                                          January 12, 1995




                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

               The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

         Registration fees                             $   1,716
         Legal expenses                                $  25,000
         Accounting fees and expenses                  $   7,500
         Stock Exchange Listing fee                    $   1,500
         Total                                         $  35,716

     All such expenses will be borne by the registrant.

     ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

               The Company, a Delaware corporation, is empowered by
     Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of the Company. The statute provides that such indemnification is not exclusive of other rights or indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and Bylaws of the Company provide that the Company shall indemnify its directors and officers to the full extent permitted by the Delaware General Corporation Law.

               The Company is also empowered by Section 102(b) of the Delaware General Corporation Law to include a provision in its Certificate of Incorporation that limits a director's liability to the Company or its stockholders for monetary damages for breaches of his or her fiduciary duty except for (i) a breach of the director's duty of loyalty to the Company or its stockholders;
     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing a violation of law; (iii) improper dividend payments, stock repurchases or redemptions; and
     (iv) any transaction from which the director derived an improper personal benefit. Article 10 of the Company's Certificate of Incorporation includes such a provision.

               Policies of insurance are maintained by the Company under which directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.

               The Company has entered into indemnification agreements with its officers and directors that indemnify such officers and directors to the full extent permitted by law against all expenses, judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or in the right of the Company on account of their service as a director or officer of the Company.

     ITEM 16.  EXHIBITS

         4.1 Acquisition Agreement dated as of July 15, 1994, among Visa International Service Association, Inc., US Order, Inc. and WorldCorp, Inc. Filed as Exhibit 10.1 to WorldCorp's Quarterly Report on Form 10-Q (Commission File 1-5351) for the quarter ended June 30, 1994 and incorporated herein by reference.

         4.2 Indenture dated as of August 1, 1987 between WorldCorp, Inc. and Norwest Bank of Minneapolis, N.A., as Trustee. Filed as Exhibit 4.1 to Amendment No. 2 to WorldCorp, Inc.'s Form S-2 Registration Statement (Commission File No. 33-1358276) filed August 13, 1987 and incorporated herein by reference.

         4.3 First Supplemental Indenture dated as of March 1, 1988 between WorldCorp, Inc. and Norwest Bank of Minneapolis, N.A. Filed as Exhibit 4.2 to WorldCorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference.

         4.4 Indenture dated as of May 15, 1992 between WorldCorp, Inc. and The First Bank of Boston, as Trustee. Filed as
               Exhibit 4.2 to WorldCorp, Inc.'s Current Report on Form 8-K filed on July 15, 1992 and incorporated herein by reference.

         4.5 Stock Restriction Agreement dated as of September 14, 1990 among WorldCorp, Inc., William F. Gorog, Jonathan
               M. Gorog, Peter M. Gorog, Henry R. Nichols, William N. Melton and John Porter, as amended by Amendment No. 1 to Stock Restriction Agreement dated as of August 29, 1991, Amendment No. 2 to Stock Restriction Agreement dated as of March 31, 1993, Amendment No. 3 to Stock Restriction Agreement dated as of September 1, 1994, and Amendment No. 4 to Stock Restriction Agreement dated as of December 1, 1994.

         4.6 Scott & Stringfellow, Inc. Customer Agreement dated January 11, 1995 entered into by the WorldCorp Employee Savings and Stock Ownership Plan.

         4.7 Guarantee Agreement dated as of January 11, 1995 by WorldCorp, Inc. for the benefit of Scott & Stringfellow, Inc.

         4.8 Registration Rights Agreement dated January 11, 1995 by and between WorldCorp, Inc. and Scott & Stringfellow, Inc.

         4.9 Letter Agreement dated January 11, 1995 by and between Scott & Stringfellow, Inc. and the WorldCorp Employee Savings and Stock Ownership Plan.

         4.10 Letter dated January 11, 1995 from WorldCorp, Inc. to the WorldCorp Employee Savings and Stock Ownership Plan.

         5.1   Opinion of Andrew M. Paalborg, Vice President and
               General Counsel of WorldCorp, Inc.

         23.1  Consent of KPMG Peat Marwick LLP dated January  12, 1995.

         23.2  Consent of Andrew M. Paalborg, Vice President and
               General Counsel of WorldCorp, Inc. (included in the Opinion of Counsel filed as Exhibit 5.1 hereto).

         24.1 Power of Attorney (included on signature page in this Registration Statement).

     ITEM 17.  UNDERTAKINGS.

               The undersigned registrant hereby undertakes:

               (1) that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

               (2) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

               (3) to file, during any period in which offers or sales are being made, a post effective amendment to the registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (4) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof;

               (5) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                 SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herndon, Virginia, on this 12th day of January, 1995.

                                        WORLDCORP, INC.

                                         /s/ T. Coleman Andrews, III
                                        -------------------------------
                                        By:  T. Coleman Andrews, III
                                             Chief Executive Officer and
                                               President


                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS:

               That the undersigned officers and directors of WorldCorp, Inc., a Delaware corporation, do hereby constitute and appoint T. Coleman Andrews, III, and Andrew M. Paalborg, and each of them, the lawful attorneys and agents or attorney and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933 as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power an authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

               IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his name.

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

     Signature                      Title                      Date

     /s/ T. Coleman Andrews, III  Chief Executive Officer,    January 12, 1995
     ___________________________  President and Director
     T. Coleman Andrews, III      (Principal Executive
                                  Officer and Principal
                                  Financial and Accounting
                                  Officer)

     /s/ William F. Gorog         Chairman of the Board       January 12, 1995
    ____________________________  of Directors
     William F. Gorog

     /s/ James E. Colburn         Director                    January 12, 1995
     ___________________________
     James E. Colburn

     /s/ Juan C. O'Callahan       Director                    January 12, 1995
     ___________________________
     Juan C. O'Callahan

     /s/ Patrick F. Graham        Director                    January 12, 1995
     ___________________________
     Patrick F. Graham

     /s/ Geoffrey S. Rehnert      Director                    January 12, 1995
     __________________________
     Geoffrey S. Rehnert

     /s/ John C. Backus           Director                    January 12, 1995
     __________________________
     John C. Backus


                                EXHIBIT INDEX

     EXHIBIT NO.                 DESCRIPTION                     PAGE

     4.5                         Stock Restriction
                                 Agreement dated as of
                                 September 14, 1990 among
                                 WorldCorp, Inc., William
                                 F. Gorog, Jonathan M.
                                 Gorog, Peter M. Gorog,
                                 Henry R. Nichols, William
                                 N. Melton and John Porter,
                                 as amended by Amendment
                                 No. 1 to Stock Restriction
                                 Agreement dated as of
                                 August 29, 1991, Amendment
                                 No. 2 to Stock Restriction
                                 Agreement dated as of
                                 March 31, 1993, Amendment
                                 No. 3 to Stock Restriction
                                 Agreement dated as of
                                 September 1, 1994, and
                                 Amendment No. 4 to Stock
                                 Restriction Agreement
                                 dated as of December 1,
                                 1994.

     4.6                         Scott & Stringfellow,
                                 Inc. Customer
                                 Agreement dated
                                 January 11, 1995
                                 entered into by the
                                 WorldCorp Employee
                                 Savings and Stock
                                 Ownership Plan.

     4.7                         Guarantee Agreement
                                 dated as of January
                                 11, 1995 by
                                 WorldCorp, Inc. for
                                 the benefit of Scott
                                 & Stringfellow, Inc.

     4.8                         Registration Rights
                                 Agreement dated
                                 January 11, 1995 by
                                 and between
                                 WorldCorp, Inc. and
                                 Scott & Stringfellow,
                                 Inc.

     4.9                         Letter Agreement
                                 dated January 11,
                                 1995 by and between
                                 Scott & Stringfellow,
                                 Inc. and the
                                 WorldCorp Employee
                                 Savings and Stock
                                 Ownership Plan.

     4.10                        Letter dated January
                                 11, 1995 from
                                 WorldCorp, Inc. to
                                 the WorldCorp
                                 Employee Savings and
                                 Stock Ownership Plan.

     5.1                         Opinion of Andrew M.
                                 Paalborg, Vice
                                 President and General
                                 Counsel of WorldCorp,
                                 Inc.

     23.1                        Consent of KPMG Peat
                                 Marwick LLP dated
                                 January 12, 1995.